Filed by Sempra Energy Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Sempra Energy Commission File No.: 1-14201

Sempra Energy Exchange Offer Process Overview and Key Transaction Benefits for IEnova Shareholders January 2021

Additional Information and Where to Find It The proposed stock-for-stock exchange offer will be submitted to IEnova’s shareholders for their consideration. In connection with the proposed exchange offer, Sempra Energy has filed a registration statement with the U.S. Securities and Exchange Commission (SEC), which includes a prospectus relating to the offer and sale of the Sempra Energy common stock to be issued in the exchange offer, and has filed a prospectus and registration statement offering memorandum with the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (CNBV). Shareholders are urged to read the registration statements carefully and in their entirety, along with any other relevant documents or materials filed or to be filed with the SEC or the CNBV in connection with the proposed exchange offer or incorporated by reference in the registration statements, because they will contain important information about the proposed exchange offer and the parties thereto. The registration statements and other documents are available free of charge at the SEC’s internet website, www.sec.gov, and on the CNBV’s website at www.gob.mx/cnbv. The registration statements and other pertinent documents may also be obtained free of charge by directing a written request to Sempra Energy, Attn: Corporate Secretary, at 488 8th Avenue, San Diego, California 92101. Neither this presentation nor the information contained herein shall constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in the United States or Mexico will be made except pursuant to an effective registration statement and by means of the prospectus included in such registration statement and the related materials filed with the SEC and the CNBV. The securities discussed herein will not be offered or acquired until the CNBV has authorized the proposed exchange offer, as provided for in the Mexican Securities Act (Ley del Mercado de Valores), and the SEC has declared effective the registration statement related to the proposed exchange offers that has been filed.  Certain Information Concerning Participants Sempra Energy and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of tenders of securities in connection with the proposed exchange offer. Information about Sempra Energy’s directors and executive officers is included or incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on February 27, 2020. Forward-Looking Statements This presentation contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions with respect to the future, involve risks and uncertainties, and are not guarantees. Future results may differ materially from those expressed in the forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation. We assume no obligation to update or revise any forward-looking statement as a result of new information, future events or other factors. Forward-looking statements in this presentation include any statements regarding the ability to complete the proposed transactions described herein on the anticipated timeline or at all, the anticipated benefits of these transactions if completed, the projected impact of these transactions on Sempra Energy’s performance or opportunities, and any other statements regarding Sempra Energy’s expectations, beliefs, plans, objectives or prospects or future performance or financial condition as a result of or in connection with these transactions. In this presentation, forward-looking statements can be identified by words such as "believes," "expects," "anticipates," "plans," "estimates," "projects," "forecasts," "should," "could," "would," "will," "confident," "may," "can," "potential," "possible," "proposed," "target," "pursue," "outlook," "maintain," or similar expressions, or when we discuss our guidance, strategy, goals, vision, mission, opportunities, projections or intentions. Safe Harbor (1/3)

Factors, among others, that could cause our actual results and future actions to differ materially from those described in any forward-looking statements include risks and uncertainties relating to: the timing of the proposed transactions described herein; the ability to satisfy the conditions to closing these transactions; the ability to obtain regulatory approvals necessary to complete these transactions; the ability to identify a suitable partner for SIP and negotiate favorable terms for such partnership; the ability to achieve the anticipated benefits of these transactions; the effect of this communication on Sempra Energy’s or IEnova’s stock prices; transaction costs; the diversion of management time on transaction-related issues; the effects on these transactions of industry, market, economic, political or regulatory conditions outside of Sempra Energy’s control; the effects on these transactions of disruptions to Sempra Energy’s or IEnova’s respective businesses; California wildfires, including the risk that we may be found liable for damages regardless of fault and the risk that we may not be able to recover any such costs from insurance, the wildfire fund established by California Assembly Bill 1054 or in rates from customers; decisions, investigations, regulations, issuances of permits and other authorizations, renewals of franchises, and other actions by (i) the Comisión Federal de Electricidad, California Public Utilities Commission (CPUC), U.S. Department of Energy, Public Utility Commission of Texas, and other regulatory and governmental bodies and (ii) states, counties, cities and other jurisdictions in the U.S., Mexico and other countries in which we operate or do business; the success of business development efforts, construction projects and major acquisitions and divestitures, including risks in (i) the ability to make a final investment decision, (ii) completing construction projects on schedule and budget, (iii) the ability to realize anticipated benefits from any of these efforts once completed, and (iv) obtaining the consent of partners; the impact of the COVID-19 pandemic on our (i) ability to commence and complete capital and other projects and obtain regulatory approvals, (ii) supply chain and current and prospective counterparties, contractors, customers, employees and partners, (iii) liquidity, resulting from bill payment challenges experienced by our customers, including in connection with a CPUC-ordered suspension of service disconnections, decreased stability and accessibility of the capital markets and other factors, and (iv) ability to sustain operations and satisfy compliance requirements due to social distancing measures or if employee absenteeism were to increase significantly; the resolution of civil and criminal litigation, regulatory inquiries, investigations and proceedings, and arbitrations; actions by credit rating agencies to downgrade our credit ratings or to place those ratings on negative outlook and our ability to borrow at favorable interest rates; moves to reduce or eliminate reliance on natural gas and the impact of the extreme volatility of oil prices on our businesses and development projects; weather, natural disasters, accidents, equipment failures, computer system outages and other events that disrupt our operations, damage our facilities and systems, cause the release of harmful materials, cause fires and subject us to liability for property damage or personal injuries, fines and penalties, some of which may not be covered by insurance (including costs in excess of applicable policy limits), may be disputed by insurers or may otherwise not be recoverable through regulatory mechanisms or may impact our ability to obtain satisfactory levels of affordable insurance; the availability of electric power and natural gas and natural gas storage capacity, including disruptions caused by failures in the transmission grid, limitations on the withdrawal of natural gas from storage facilities, and equipment failures; cybersecurity threats to the energy grid, storage and pipeline infrastructure, the information and systems used to operate our businesses, and the confidentiality of our proprietary information and the personal information of our customers and employees; expropriation of assets, the failure of foreign governments and state-owned entities to honor the terms of contracts, and property disputes; the impact at San Diego Gas & Electric Company (SDG&E) on competitive customer rates and reliability due to the growth in distributed and local power generation, including from departing retail load resulting from customers transferring to Direct Access, Community Choice Aggregation or other forms of distributed or local power generation, and the risk of nonrecovery for stranded assets and contractual obligations; Oncor Electric Delivery Company LLC's (Oncor) ability to eliminate or reduce its quarterly dividends due to regulatory and governance requirements and commitments, including by actions of Oncor's independent directors or a minority member director; volatility in foreign currency exchange, interest and inflation rates and commodity prices and our ability to effectively hedge the risk of such volatility; changes in tax and trade policies, laws and regulations, including tariffs and revisions to or replacement of international trade agreements, such as the United States-Mexico-Canada Agreement, that may increase our costs or impair our ability to resolve trade disputes; and other uncertainties, some of which may be difficult to predict and are beyond our control. Safe Harbor (2/3)

These risks and uncertainties are further discussed in the reports that Sempra Energy has filed with the SEC. These reports are available through the EDGAR system free-of-charge on the SEC's website, www.sec.gov, and on the company's website, www.sempra.com. Investors should not rely unduly on any forward-looking statements. Sempra North American Infrastructure, Sempra LNG, Sempra Mexico, Sempra Texas Utilities, Oncor and Infraestructura Energética Nova, S.A.B. de C.V. (IEnova) are not the same companies as the California utilities, SDG&E or Southern California Gas Company, and Sempra North American Infrastructure, Sempra LNG, Sempra Mexico, Sempra Texas Utilities, Oncor and IEnova are not regulated by the CPUC.   Safe Harbor (3/3)

Table of Contents Executive Summary Sempra Overview Transaction Overview and Key Benefits

Executive Summary

Sempra is on a mission to become North America's premier energy infrastructure company

1. Focusing squarely on what we believe are the most attractive markets in North America
2. Investing in the portion of the energy value chain that should provide attractive risk-adjusted returns
3. Executing on utility-centered, record 5-year capital plan(1)
4. Continuing to build liquidity and balance sheet strength to execute our plan
5. Delivering strong and sustainable earnings per share growth
6. Helping to lead the energy transition with a focus on safe and sustainable business practices

Exchange Offer Details

- Offer to exchange newly-issued Sempra common shares that will be listed on the Mexican Stock Exchange (BMV)(2) for all the publicly-held shares of IEnova not held directly or indirectly by Sempra
- Non-binding proposal offers an exchange of 0.0313(3) Sempra common shares for each IEnova ordinary share
- IEnova's independent directors are expected to render an opinion about the proposed Exchange Ratio

Exchange Offer Anticipated Benefits to IEnova Shareholders

- ✓ Strong Valuation
- ✓ Infrastructure Platform with Growth Opportunity
- ✓ Well Diversified Infrastructure Platform
- ✓ Favorable Growth Profile
- ✓ Opportunity for Greater Returns
- ✓ Enhanced Scale & Liquidity(4)
- ✓ Strong + Sustainable Business Model

1) Actual amounts expended will depend on a number of factors and may differ materially from the amounts reflected in our 5-year capital plan for 2020-2024.
2) Bolsa Mexicana de Valores, S.A.B de C.V. (BMV).
3) Sempra has presented a non-binding offer to IEnova's board of directors consisting of an Exchange Ratio of 0.0313 shares of Sempra's common stock for each IEnova ordinary share tendered into the Exchange Offer. The Exchange Ratio is subject to approval by Sempra's board of directors or a committee thereof.
4) Increased liquidity subject to further conditions, including but not limited to, IEnova investor having trading/custodian capabilities in international markets.

6

Sempra Overview

24 11 Positioned in What We Believe Are North America’s Most Attractive Markets 2019 Gross Domestic Product (GDP) data, current prices are rounded in trillions of U.S.$: Bureau of Economic Analysis (BEA) “Bearfacts” (April 2020) and The World Bank national accounts data. Chart is illustrative. Sempra Markets represent the aggregated 2019 GDPs, current prices in trillions of U.S.$ of California, Texas and Mexico. IHS Markit Regional Economics – U.S. Regional 5-Year Real Gross State Product (GSP) forecast, as of February 20, 2020. Includes U.S. and Mexico only. Note: Forecasted GDP growth is not adjusted for the COVID-19 pandemic. 1 2 4 3 5 1 2 3 Sempra Markets Ranked 3rd in Global Economic Activity $21T $14T $6T 2019 Gross Domestic Product(1) Top-tier position in some of the largest economies in North America(1) Above-average GDP growth Constructive regulatory environments in California and Texas Strong demographic trends We prioritize North American markets with strong fundamentals supporting smart, new energy infrastructure investments Sempra Markets California $3.1 Texas $1.8 New York $1.8 Mexico $1.3 Florida $1.1 2019 GDP (US$T)(1) Real GDP Growth (5-Yr CAGR)(3) Texas 3.5% Arizona 3.5% Utah 3.5% California 2.7% Mexico 2.1% (2)

Focused on Higher-Value, Lower-Risk Infrastructure In addition to focusing on what we believe are the most attractive markets in North America, we are investing in the portion of the energy value chain that should provide attractive risk-adjusted returns Exploration and Production Generation or Processing Transmission Distribution End Market Smart, New Energy Infrastructure Higher Consumer Risk Higher Commodity Risk Higher Value + Lower Risk Sempra Business Model

Overview and Strategic Rationale of Sempra Infrastructure Partners The goal of Sempra Infrastructure Partners is to create scale, unlock portfolio synergies, better position the business for growth, and help facilitate the global energy transition Existing Structure Sempra Infrastructure Partners Business Simplification Steps Mexico LNG Mexico LNG Combine LNG and Mexico Sell Non-Controlling Interest to Fund Growth and Increase Balance Sheet Capacity Pipelines LNG Renewables Sempra’s Objectives Advancing mission to become North America’s premier energy infrastructure company Creating an enhanced infrastructure growth platform Simplifying ownership in Sempra LNG and IEnova under one platform, Sempra Infrastructure Partners Raising capital efficiently to fund growth across its utility and infrastructure platforms Highlighting the value of its North American infrastructure assets Expecting integrated transactions to be accretive to Sempra’s earnings per share 2 1

Transaction Overview and Key Benefits

Transaction Summary Sempra has presented a non-binding offer to IEnova’s board of directors consisting of an Exchange Ratio of 0.0313 shares of Sempra’s common stock for each IEnova ordinary share tendered into the Exchange Offer. The Exchange Ratio is subject to approval by Sempra’s board of directors or a committee thereof. Comisión Nacional Bancaria y de Valores (CNBV). U.S. Securities and Exchange Commission (SEC). Exchange Offer will remain open for no less than 20 business days, with Sempra having the option to extend it under certain circumstances, including if any of the conditions of the Exchange Offer have not been satisfied or waived by Sempra as of the expiration date. Offer to exchange newly-issued Sempra common shares that will be listed on the BMV for all of the publicly-held shares of IEnova not held directly or indirectly by Sempra (“Exchange Offer”) Non-binding proposal offers an exchange (“Exchange Offer”) of 0.0313(1) Sempra common shares for each IEnova ordinary share (“Exchange Ratio”) IEnova’s independent directors are expected to render an opinion about the proposed Exchange Ratio The Exchange Offer Sempra announced integrated transactions, including intent to launch the Exchange Offer Filed a registration statement on Form S-4 with the U.S. SEC(3) Receive regulatory approvals and launch Exchange Offer Offer period for Exchange Offer ends no less than 20 business days after launch(4) Dec 2020 Filed a preliminary prospectus and Exchange Offer documents with the CNBV(2) and BMV in Mexico Jan – Apr 2021 Regulatory Approvals CNBV(2): In progress BMV: In progress SEC(3): In progress Post Exchange Offer – Requirement to Delist from BMV At least 95% of IEnova’s shares must affirmatively vote to approve delisting

Key Benefits of the Exchange Offer Strong Valuation Infrastructure Platform with Growth Opportunity Well Diversified Infrastructure Platform Favorable Growth Profile Opportunity for Greater Returns Enhanced Scale & Liquidity Strong + Sustainable Business Model 1 2 3 4 5 6 7 The Exchange Offer should provide IEnova shareholders with an attractive investment opportunity which has the following characteristics

1 Strong Valuation

Sempra Energy

The Exchange Ratio[1] implies an attractive premium for IEnova shareholders

Premium Over IEnova's Ordinary Shares as of November 27, 2020 and Relative to Selected Transactions[2]



11.6%
9.4%
22.6%
10.2%
51.4%
29.8%
30-Day Volume-Weighted Average Price
90-Day Volume-Weighted Average Price
52-Week Low(3)
Median Premium in Selected Transactions(4)

Source: Bloomberg.

1) Sempra has presented a non-binding offer to IEnova's board of directors consisting of an Exchange Ratio of 0.0313 shares of Sempra's common stock for each IEnova ordinary share tendered into the Exchange Offer. The Exchange Ratio is subject to approval by Sempra's board of directors or a committee thereof.

2) Premium over the 30 and 90-Day Volume Weighted Average and the 52 week low of IEnova's ordinary shares as of November 27, 2020, the last full trading day of the week prior to Sempra's public announcement of the Exchange Offer, as quoted on the BMV, and based on the closing price of Sempra's shares of common stock on the New York Stock Exchange (NYSE) on November 27, 2020 and Ps. / U.S. $ rate of $20.0777 published by the Mexican Central Bank as of that date. Based on trading days and volume-weighted average prices quoted on the BMV.

3) 52-week low refers to intra-day low, on May 20, 2020.

4) The median premium is based on list of selected precedent transactions (the "Selected Transactions"), which, based on publicly available information, are all North American transactions in which the acquirer owned at least 50% of the target prior to the transaction. The Selected Transactions were also identified because they involved publicly traded companies within the natural resources industry with certain financial, operational, or business characteristics that make them sufficiently comparable to IEnova and the exchange offer or otherwise relevant for purposes of comparison. The Selected Transactions are not directly comparable to Sempra, IEnova or the exchange offer, in particular because of the relatively unique nature of the transactions and differences between the acquirers and the target companies in the Selected Transactions. For each of the Selected Transactions, publicly available data was reviewed to determine the premium paid for the target company's shares, based on the announced price at which such share would be acquired relative to the volume-weighted average price of such shares over the 30 day and 90 days prior to the public announcement of the transaction and the 52-week low price of such shares. (Date Announced/Acquirer/Target): (02.27.20/Equitrans Midstream Corp/EQM Midstream Partners, LP), (1.13.20/Brookfield Renewable Partners/TerraForm Power Inc), (10.09.2018/Antero Midstream GP LP/Antero Midstream Partners LP), (09.19.2018/Dominion Energy Inc./Dominion Energy Midstream Partners, LP), (10.18.2018/Valero Energy Corp/Valero Energy Partners LP), (06.29.2018/Loews Corporation/Boardwalk Pipeline Partners), (05.17.2018/Enbridge Inc/Spectra Energy Partners LP), (05.17.2018/Cheniere Energy Inc/Cheniere Energy Partners LP), (05.17.2018/The Williams Cos Inc/Williams Partners LP), (11.08.2017/Delek Us Holdings Inc/Alon USA Partners LP), (05.31.2016/SemGroup Corp/Rose Rock Midstream LP), (04.06.2015/Tesoro Logistics LP/QEP Midstream Partners LP), (10.01.2014/Enterprise Products Partners/Oiltanking Partners LP).

14

Infrastructure Platform with Growth Opportunity Sempra’s diversified investment portfolio of regulated utilities and long-term contracted energy infrastructure is expected to provide an attractive combination of stable cash flows and growth opportunity Largest 5-year capital plan in Sempra’s history, focused on smart, new energy infrastructure supporting safety, reliability and cleaner energy(1) Providing options to meet global energy demand with North American infrastructure projects supporting energy diversification and accessibility A leading position in what Sempra believes are the most attractive North American markets The Exchange Offer will provide IEnova shareholders the opportunity to invest in a high-growth infrastructure platform, such as Sempra, whose stock will be publicly-listed on the BMV Actual amounts expended will depend on a number of factors and may differ materially from the amounts reflected in our 5-year capital plan for 2020-2024. 2

Well Diversified Infrastructure Platform The IEnova Status Quo charts reflect the earnings (losses) attributable to common shares of Sempra’s Sempra Mexico segment for the nine months ended September 30, 2020. The Sempra U.S. GAAP Earnings charts reflect earnings (losses) as a percentage of Sempra’s earnings (losses) attributable to common shares for the nine months ended September 30, 2020. The Sempra Pro Forma Adjusted Earnings charts reflect earnings (losses) as a percentage of Sempra’s earnings attributable to common shares for the nine months ended September 30, 2020, excluding Parent & Other and Discontinued Operations and assuming 100% ownership of IEnova. Pro Forma Adjusted Earnings is a non-U.S. GAAP financial measure. See Appendix for information regarding non-GAAP financial measures. North American Infrastructure represents Sempra's Sempra Mexico and Sempra LNG segments. Represents Sempra’s SDG&E, SoCalGas and Sempra Texas Utilities segments. Represents Sempra’s Discontinued Operations comprised of Sempra’s former South American businesses and certain activities associated with those businesses, as well as Parent & Other. Represents Sempra’s Sempra Mexico segment, which is primarily comprised of IEnova, as well as certain holding companies and risk management activities. Represents Sempra’s SDG&E, SoCalGas, Sempra Texas Utilities and Sempra LNG segments, as well as Parent & Other. Represents Sempra’s Discontinued Operations comprised of Sempra’s former South American business and certain activities associated with those businesses. Represents Sempra’s SDG&E, SoCalGas, Sempra Texas Utilities and Sempra LNG segments. Geographic Mix Business Mix IEnova Status Quo(1) Sempra Pro Forma(1) The Exchange Offer provides IEnova shareholders the opportunity to become shareholders of a company with business and geographic diversification 3 (2) (2) Sempra U.S. GAAP Earnings(1) (2) (4) (5) (5) (6) (7) (8) (3) (3) (2)

IEnova dividends are reported in U.S. dollars. Dividends of U.S.$200million paid August 15, 2017 were converted to U.S. dollars using that day’s exchange rate of Ps.17.8483 per U.S.$1.00 as reported by the Mexican Central Bank; dividends of U.S.$210.0 million paid August 21, 2018 were converted to U.S. dollars using that day’s exchange rate of Ps. 18.8991 per U.S. $1.00 as reported by the Mexican Central Bank; dividends of U.S.$220 million paid November 14, 2019 were converted to U.S. dollars using that day’s exchange rate of Ps. 19.4228 per U.S.$1.00 as reported by the Mexican Central Bank IEnova’s shareholders are expected to benefit from Sempra’s enhanced dividend growth prospects Sempra has increased its dividend per share by more than 10% on a compounded annualized basis for the last decade Favorable Growth Profile The Exchange Offer results in a favorable dividend per share (DPS) growth profile supported by a strong capital commitment Annual DPS IEnova (US$)(1) Sempra (US$) 4

Source: Bloomberg data from November 30, 2015 through November 27, 2020, the last full trading day of the week prior to Sempra's public announcement of the Exchange Offer. Total shareholder return is the growth in value of a shareholding over a specified period, assuming dividends are reinvested to purchase additional units of stock, and is calculated as (i) the change in the stock price over the specified period plus the dividends paid during such period, divided by (ii) the stock price at the beginning of the specified period. Opportunity for Greater Returns The Exchange Offer will allow IEnova’s investors to hold Sempra’s common shares, which have had a superior return relative to IEnova’s shares 5 41.8% Gap Total Shareholder Return, Five-Year Period Ended November 27, 2020(1)

6 Enhanced Scale & Liquidity

The Exchange Offer will provide IEnova's investors the opportunity to transfer ownership to a larger company with more liquid security

- Sempra has a diversified shareholder base including strong institutional investors, resulting in greater trading volumes relative to IEnova's public float
- Sempra's common shares would be listed on the BMV, enabling IEnova's local investors to own a BMV-listed stake in Sempra and retain investments in Mexican energy infrastructure
- Sempra has greater scale relative to IEnova, with ~US$67bn in assets(1) and a market capitalization of ~US$38bn(2)

Average Daily Trading Dollar Volume (3 Months Ended November 27, 2020 in US$mm)(3)



$ 173.1
$ 6.8
Sempra
IEnova

Market Capitalization of Public Float as of November 27, 2020 (US$bn)(4)



$37.6
$1.6
Sempra
IEnova

Note: Increased liquidity subject to further conditions, including but not limited to, IEnova investor having trading/custodian capabilities in international markets.
1) As of September 30, 2020.
2) As of November 27, 2020, the last full trading day of the week prior to Sempra's public announcement of the Exchange Offer.
3) Bloomberg market data as of November 27, 2020, all of which was provided by Bloomberg in U.S. dollars. Daily trading volume calculated as the sum of all trade prices multiplied by the number of shares relating to each price for each day.
4) For Sempra, represents total market capitalization as of November 27, 2020. For IEnova, represents market capitalization of outstanding shares that were not owned indirectly by Sempra as of the date referenced. Assumes Ps. / U.S. $ rate of $20.0777 published by the Mexican Central Bank as of November 27, 2020.

19

7 Strong + Sustainable Business Model

Sempra Energy

The Exchange Offer results in opportunity to benefit from Sempra's robust business model driven by strong alignment with ESG goals and a focus on high-performance culture and diversity

Environmental Stewardship

- By 2045, SDG&E aims to deliver 100% renewable or zero-carbon energy to electric utility customers
- Voluntary goal of 20% of core deliveries to include renewable natural gas by 2030 at SoCalGas
- LNG offers a cleaner energy alternative to the developing world
- Increased energy accessibility, affordability and reliability delivered through investments in Mexico

Safety and Stakeholders

- A national leader in wildfire risk mitigation at SDG&E
- 80%+ of capital spending at CA Utilities is expected to be on safety and reliability(1)
- Enterprise-wide commitment to ongoing safety improvement
- Constructive relationships with customers, communities, regulators and legislators in Sempra markets

Responsible Governance

- Experienced and diverse Board of Directors
- ~5.5-year average in Sempra's Board tenure(2)
- ~62% of Sempra's Board is comprised of women and people of color vs. a 34% average in Fortune 500 companies' Boards(3)
- Strong track record of Board refreshment

High-Performance Culture and Focus on People

- A nationally recognized leader in Diversity + Inclusion(4)
- Management diversity: women 35% | people of color 47%(5)
- Workforce diversity: women 28% | people of color 54%(5) vs. women 24% | people of color 25% in S&P 500 utilities peers(6)
- Over 40% of total spending at CA Utilities in 2019 went to diverse suppliers(5)

1) Percentage is based on 2020 – 2024 capital plan. Actual amounts expended will depend on a number of factors and may differ materially from the amounts reflected in our capital plan.
2) As of May 2020.
3) The 2018 Board Diversity Census of Women and Minorities on Fortune 500 Boards.
4) October 2020 recipient of National Association of Corporate Directors' NXT Award and named to the Forbes JUST 100 list.
5) Sempra 2019 Sustainability Report. People of Color figure excludes IEnova. Total spending to diverse suppliers at the CA Utilities refers to non-labor O&M and capital spend.
6) Bloomberg, 2019 Sustainability Reports and Edison Electric Institute. Includes members of the S&P 500 Utilities Index when data is available.

20

Key Takeaways Over the five-year period ended December 1, 2020. Increased liquidity subject to further conditions being met, including but not limited to, IEnova investor having trading/custodian capabilities in international markets. Based on Bloomberg market data as of November 27, 2020, all of which was provided by Bloomberg in U.S. dollars. Daily trading volume calculated as the sum of all trade prices multiplied by the number of shares relating to each price for each day. The Exchange Offer implies an attractive premium that will provide IEnova shareholders the opportunity to become shareholders of Sempra Energy, which has historically provided superior returns relative to IEnova(1) North American infrastructure platform focused on higher-value, lower-risk infrastructure Attractive combination of diversification, stable cash flows, and growth opportunity Greater trading volumes and trading liquidity(2) relative to IEnova’s public float(3) Strong + sustainable business model driven by a high-performance culture and dedication to ESG goals + sustainable business practices

Appendix

Reconciliation to U.S. GAAP (1/2)

Sempra Energy®

Nine Months ended September 30, 2020

Pro Forma Adjusted Earnings (Unaudited)
In millions of US$

	SDG&E	SoCalGas	Sempra Texas Utilities	U.S. Utilities[1]	Sempra Mexico[2]	Sempra LNG	North American Infrastructure[3]	Parent & Other	Discontinued Operations	Sempra Energy Consolidated
Sempra U.S. GAAP Earnings (Losses) Attributable to Common Shares	$ 633	$ 425	$ 458	**$ 1,516**	$ 302	$ 207	**$ 509**	$(515)	$ 1,840	**$ 3,350**
Earnings Attributable to IEnova Non-Controlling Interest	-	-	-	-	193	-	**193**	-	-	**193**
Excluding Parent & Other and Discontinued Operations	-	-	-	-	-	-	-	515	(1,840)	**(1,325)**
Sempra Pro Forma Adjusted Earnings[4]	$633	$425	$458	**$1,516**	$495	$207	**$702**	-	-	**$2,218**

Business Mix	U.S. Utilities[1]	Midstream & Power[5]	LNG[6]	Parent & Other	Discontinued Operations	Sempra Energy Consolidated
Percentage of Sempra U.S. GAAP Earnings (Losses) Attributable to Common Shares	**45 %**	**9 %**	**6 %**	(15)%	55 %	**100 %**
Percentage of Sempra Pro Forma Adjusted Earnings (excluding Parent & Other and Disc. Ops and assuming 100% ownership of IEnova)	**68 %**	**22 %**	**10 %**		-	**100 %**

Geographic Mix	U.S.[7]	Mexico[5]	South America[8]	Sempra Energy Consolidated
Percentage of Sempra U.S. GAAP Earnings (Losses) Attributable to Common Shares	**36 %**	**9 %**	**55 %**	**100 %**
Percentage of Sempra Pro Forma Adjusted Earnings (excluding Parent & Other and Disc. Ops and assuming 100% ownership of IEnova)	**78 %**	**22 %**	-	**100 %**

1) Represents Sempra's SDG&E, SoCalGas and Sempra Texas Utilities segments.
2) Sempra's Sempra Mexico segment is primarily comprised of IEnova, as well as certain holding companies and risk management activities.
3) Represents Sempra's Sempra Mexico and Sempra LNG segments.
4) Sempra Pro Forma Adjusted Earnings adjusts Sempra U.S. GAAP Earnings (Losses) Attributable to Common Shares to assume 100% ownership of IEnova and to exclude Parent & Other and Discontinued Operations.
5) Represents Sempra's Sempra Mexico segment.
6) Represents Sempra's Sempra LNG segment.
7) Represents Sempra's SDG&E, SoCalGas, Sempra Texas Utilities and Sempra LNG segments, as well as Parent & Other.
8) Represents Sempra's Discontinued Operations comprised of Sempra's former South American business and certain activities associated with those businesses.

23

Reconciliation to U.S. GAAP (2/2) Pro Forma Adjusted Earnings is a non-U.S. GAAP financial measure, which excludes certain items from Earnings (losses) attributable to common shares and assumes 100% ownership of IEnova. Sempra's management may use Pro Forma Adjusted Earnings internally for financial planning, for analysis of performance and for reporting of results to the board of directors. Sempra may also use Pro Forma Adjusted Earnings when communicating financial results and earnings outlook to analysts and investors. Because of the nature and/or significance of the excluded items and assumptions, management believes that this non-U.S. GAAP financial measure provides a meaningful comparison of the performance of business operations to prior and future periods. Non-U.S. GAAP financial measures are supplementary information that should be considered in addition to, but not as a substitute for, or superior to, the information prepared in accordance with U.S. GAAP. Sempra cautions investors that non-U.S. GAAP financial information, by its nature, departs from traditional accounting conventions. Therefore, its use can make it difficult to compare current results with results from other reporting periods and with the results of other companies.